

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

William Lei Ding
Chief Executive Officer
NetEase, Inc.
NetEase Building
No. 599 Wangshang Road
Binjiang District, Hangzhou, 310052
People's Republic of China

   Re: NetEase, Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2022
    Filed April 27, 2023
    File No. 000-30666

Dear William Lei Ding:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Factors Affecting our Results of Operations, page 123

1. You indicate that your ability to grow your user base and drive user engagement and loyalty is a key factor affecting your results of operations. Considering you generate a substantial portion of your revenue from mobile game users, please tell us your consideration to quantify and discuss daily active users for each period presented, or explain why you do not consider this to be a key performance measure in analyzing your revenue. Similarly, in light of the growth in Cloud Music, tell us your consideration to quantify and discuss monthly average users for each period presented. Refer to SEC Release No. 33-10751.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 194

2.   We note your statement that you reviewed your register of members and public filings made by your shareholders, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

3.   We note that your disclosure pursuant to Item 16I(b)(2) is provided for "our company or any of such variable interest entities" and pursuant to Item 16I(b)(3) is provided for "NetEase, Inc. or any variable interest entity." We also note that your list of significant subsidiaries and variable interest entities in Exhibit 8.1 appears to indicate that you have subsidiaries in the PRC and Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

   • With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
   • With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

4.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

5.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

General

6.   We note your statement that NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries. Please provide us with a legal analysis of whether you currently meet the

definition of "investment company" under Section 3(a)(1)(C) of the Investment Company Act (the "Company Act"). Please include in your analysis the relevant calculation(s) under Section 3(a)(1)(C) (including, where required by the statute, on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). Your analysis should identify and explain which assets held by the company are "investment securities" for purposes of Section 3(a)(2) of the Company Act, and specifically address how you treat the securities issued by your subsidiaries and the contractual relationships between your subsidiaries and the variable interest entities. Please provide legal support for any substantive determinations and/or characterizations of assets that are material to your calculations.

7.   We note that the amount of revenues generated by the VIEs accounted for 86.4% of NetEase, Inc.'s total net revenues in 2022, while the total assets of the VIEs (excluding amounts from other companies in the NetEase group) represented 7.1% of NetEase, Inc.'s consolidated total assets as of December 31, 2022. To the extent not addressed in your response to our request for a comprehensive analysis under Section 3(a)(1)(C), please provide a supplementary explanation for the significant difference between these two percentages.

8.   Please include a risk factor that: (1) explains in detail why the company believes that it is not an investment company for purposes of Section 3(a) the Company Act, with reference to key material facts and characteristics of the business and the specific provisions of the Company Act relevant to your conclusion; and (2) describes the consequences to the company and its investors were the Commission or its Staff to determine that the company is an investment company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Christine Dietz, Senior Staff Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at (202) 551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Technology